Exhibit 1.2

AMENDMENT NO. 1 TO AT MARKET ISSUANCE SALES AGREEMENT

 November 8, 2017

Ladies and Gentlemen:

Prana Biotechnology Ltd (the “Company”), B. Riley FBR, Inc. (successor by merger to FBR Capital Markets & Co.) (“B. Riley FBR”) and JonesTrading Institutional Services LLC (“JonesTrading” and together with B. Riley FBR, the “Agents”) are parties to that certain At Market Issuance Sales Agreement dated October 13, 2016 (the “Original Agreement”). All capitalized terms not defined herein shall have the meanings ascribed to them in the Original Agreement.  The parties, intending to be legally bound, hereby amend the Original Agreement as follows (to be effective as set forth in paragraph 6 below):

1.             Section 1 of the Original Agreement is hereby amended to replace:

“The Company has filed, in accordance with the provisions of the United States Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder (the “Securities Act Regulations”), with the Commission a registration statement on Form F-3 (File No. 333-199783), including a base prospectus, relating to certain securities, including the Placement Shares to be issued from time to time by the Company, and which incorporates by reference documents that the Company has filed or will file in accordance with the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder (the “Exchange Act Regulations”).”

With,

“The Company has filed, in accordance with the provisions of the United States Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder (the “Securities Act Regulations”), with the Commission a registration statement on Form F-3 (File No. 333-220886), including a base prospectus, relating to certain securities, including the Placement Shares to be issued from time to time by the Company, and which incorporates by reference documents that the Company has filed or will file in accordance with the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder (the “Exchange Act Regulations”).”

2.             Section 3(a) is deleted in its entirety and replaced with the following:

“Subject to the terms and conditions of this Agreement, for the period specified in a Placement Notice, the Designated Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Stock Market LLC (the “Exchange”), to sell the Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Designated Agent will provide written confirmation to the Company no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to the Designated Agent pursuant to Section 2 with respect to such sales, and the Net Proceeds (as defined below) payable to the Company, with an itemization of the deductions made by the Designated Agent (as set forth in Section 5(b)) from the gross proceeds that it receives from such sales. Subject to the terms of the Placement Notice, the Designated Agent may sell Placement Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act Regulations. “Trading Day” means any day on which ADSs are purchased and sold on the Exchange.”

3.             Section 6(v) is deleted in its entirety and replaced with the following:

“(i) At the time of filing the Registration Statement and (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), the Company met the then applicable requirements for use of Form F-3 under the Securities Act, including compliance with General Instruction I.B.5 of Form F-3. As of the close of trading on the Exchange on October 23, 2017, the aggregate market value of the notional number of ADSs representing the number of the outstanding voting and non-voting common equity (as defined in Rule 405) of the Company held by persons other than affiliates of the Company (pursuant to Rule 144 of the Securities Act, those that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company)  (the “Non-Affiliate Shares”), was approximately $30,058,235 (calculated by multiplying (x) the price at which the ADSs of the Company were last sold on the Exchange on October 23, 2017)  times (y) the number of Non-Affiliate Shares).  The Company is not a shell company (as defined in Rule 405 under the Securities Act) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information (as defined in Instruction I.B.5 of Form F-3) with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company.”

4.             All references to “October 13, 2016” set forth in Schedule 1 and Exhibit 7(l) of the Original Agreement are revised to read “October 13, 2016 (as amended by Amendment No. 1 to At Market Issuance Sales Agreement, dated November 8, 2017)”.

5.             Except as specifically set forth herein, all other provisions of the Original Agreement shall remain in full force and effect.

6.             Entire Agreement; Amendment; Severability. This Amendment No. 1 to the Original Agreement together with the Original Agreement (including all schedules and exhibits attached hereto and thereto and Placement Notices issued pursuant hereto and thereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. All references in the Original Agreement to the “Agreement” shall mean the Original Agreement as amended by this Amendment No. 1; provided, however, that all references to “date of this Agreement” in the Original Agreement shall continue to refer to the date of the Original Agreement, and the reference to “time of execution of this Agreement” set forth in Section 13(a) shall continue to refer to the time of execution of the Original Agreement.

7.             Applicable Law; Consent to Jurisdiction. This amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

8.             Waiver of Jury Trial. The Company and the Agents each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this amendment or any transaction contemplated hereby.

9.             Counterparts. This amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed amendment by one party to the other may be made by facsimile transmission.

  1O.           Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to the Agents, shall be delivered to:

B. Riley FBR, Inc.
299 Park Avenue
New York, NY 10171
Attention: General Counsel
Telephone: (212) 457-9947
Email:  atmdesk@brileyfbr.com

JonesTrading Institutional Services LLC
32133 Lindero Canyon Road
Suite 208
Westlake Village, CA 91361
Fax No.: (818) 879-5481
Attention: Trent McNair
Email:  trentm@jonestrading.com

With a copy to:

JonesTrading Institutional Services LLC
155 Federal Street, Suite 1002
Boston, MA 02110
Attention: Steve Chmielewski, Esq.
E-mail: steve@jonestrading.com

with a copy to:

Duane Morris LLP
One Riverfront Plaza
1037 Raymond Boulevard, Suite 1800
Newark, NJ 07102
Attention: Dean M. Colucci
Telephone: (973) 424-2020
Email: dmcolucci@duanemorris.com

and if to the Company, shall be delivered to:

Prana Biotechnology Ltd
Level 3, 460 Bourke Street
Melbourne, VIC 3000, Australia
Attention: Kathryn Andrews
Telephone: 011-61-3-9349-4906
Facsimile: 011-61-3-9348-0377
Email: kandrews@pranabio.com

with a copy to:

Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005
Attention: Steven J. Glusband, Esq.
Telephone: 212-238-8605
Facsimile: 212-732-3232
Email: glusband@clm.com

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding among the Company and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding amendment to the Original Agreement between the Company and the Agents.

Executed by Prana Biotechnology Limited ACN 080 699 065 acting by the following persons:	Very truly yours,
/s/ Geoffrey Kempler Executive Chairman and CEO	/s/ Kathryn Andrews Chief Financial Officer
Geoffrey Kempler	Kathryn Andrews

B. RILEY FBR, INC.

By:  /s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Co-Head of Investment Banking

JONESTRADING INSTITUTIONAL SERVICES LLC

By: /s/ Trent McNair
Name:  Trent McNair
Title:  Chief Financial Officer

[Signature page to Amendment No. 1 to At Market Issuance Sales Agreement]